UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Trintech Group PLC Block C, Central Park Leopardstown Dublin 18, Ireland +353 1 293 9840

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value $0.0027 per share American Depositary Shares, each representing two ordinary shares

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 7

Pursuant to the requirements of the Securities Exchange Act of 1934, Trintech Group Plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 13, 2011	By:	/s/ R. Paul Byrne
		Name:	R. Paul Byrne
		Title:	President